ILNP

THE OTHER GAS


ILNP
THE OTHER GAS
CAUTION
ATTENTION

"The Other Gas" Campaign

ILNP is announcing our new campaign, "The Other Gas". Most people, when they hear "gas", think of petroleum-based commodities such as, oil, methane, propane, butane and other hydrocarbons or even other greenhouse gases. "The Other Gas" is a promotional effort to let the marketplace know and understand there is another, more valuable gas made from HFCs. These gases include the highly desirable R134a and R152a, which are used by millions of consumers. ILNP plans to be the leading converter of "The Other Gas" in a very short period of time.

IMPORTANT SHAREHOLDER INFORMATION

ILNP
THE OTHER GAS
Industrial Enterprises of America
770 S. Post Oak Lane, Suite 330
Houston, TX 77056

FIRST CLASS
U.S. POSTAGE
PAID
FORT WORTH, TX
PERMIT NO. 999

JUNE 2005

ILNP NEWS

THE OTHER GAS

Dear Valued Shareholder,

What a year 2005 is shaping up to be for Industrial Enterprises of America "ILNP". We took over this public company in October of 2004 with no revenues and little shareholder value. Since that time, we have assembled an experienced management team and we have implemented an aggressive business acquisition model. ILNP is on the cusp of acquiring a very successful sales and marketing company, which should boost our revenue to well over $35 million annually. In addition to this purchase, we are reviewing an even larger acquisition that should propel total revenue to $100 million annually. We saw opportunities for both vertical and horizontal integration and are aggressively pursuing these and are pleased to relay to you that we believe that we are well on our way to achieving our strategic business objectives.

This newsletter is being circulated to let you know the impact of several positive decisions and actions that are leading to the bottom-line profitability of ILNP and to illustrate the direction of the Company over the next 18-24 months. While many companies tout their potential revenues or potential profits, we have actual results stemming from very exciting opportunities.

We believe, based on our last four quarters of sustained growth, that we have found the keys to greater success. The acquisitions and strategic business growth that we have experienced should propel ILNP towards substantial profits. We believe that we are currently positioned to dominate several markets where our propellant products are sold.

We believe that not only is ILNP poised to become the leader in our industry, but we should also be one of only a handful of worldwide fillers that can utilize either R134a or R152a, chemical refrigerants that are often used as propellants. Due to management's foresight of a dramatic reduction in supply, we made advanced arrangements to secure significant supplies of these raw materials, which the Company is now leveraging to establish a growth rate in excess of 50%. Our global sourcing network allows us to purchase supplies at competitive market levels. In fact, our packaging business has increased its business by 400% since July of 2002 and next year's projected growth looks equally as strong. Not only is the demand for our output dramatically increasing, but we are also realizing similar growth in our profit margins.

The addition of our next acquisition should increase our revenues by another 200%, with a corresponding increase in profits. This transaction should increase the utilization of our existing physical facilities and will round out the product offerings of our sales and marketing company. At the projected $35 million in revenues and a positive EPS, we believe our stock is grossly undervalued in comparison to similar market sectors.

This newsletter marks the beginning of an open communication policy that ILNP plans to have with its shareholders, the greater investment community and media at large. Thus, we are using this edition of our newsletter to unveil to our shareholders the Company's new campaign that promotes both the success story of ILNP and one of the hottest commodities on the planet – "The Other Gas", as we call it.

Thank you for your confidence in our company. We will continue to update you as to our success.



Crawford Shaw

CRAWFORD SHAW, CEO
INDUSTRIAL ENTERPRISES OF AMERICA

ILNP on target to hit over **$100** million in revenue.



REVENUE IS SKYROCKETING

100		**$100 MILLION**
80		
60		
40	**$36 MIL**	
20		
$9 MIL		
0		
2003-2004	2004-2005	2005-2006 [PROJECTED]

Strategic Business Model Proving Successful

ILNP communication campaign highlights "The Other Gas". Most people, when they hear "gas", think of petroleum-based commodities such as, oil, methane, propane, butane and other hydrocarbons or even other greenhouse gases. "The Other Gas" is a promotional effort to let the market-place know and understand there is another, more valuable gas made from HFCs. These gases include the highly desirable R134a and R152a, which are used by millions of consumers. ILNP plans to be the leading converter of "The Other Gas" in a very short period of time.

Earlier this year, ILNP began to implement a multi-faceted business strategy that is proving to be very successful. Due to significant market shortages of Hydroflurocarbons (HFCs) – widely used as propellants and refrigerant in the auto aftermarket, there is considerable demand for these gases. In fact, the supply is so scarce that many of our competitors are unable to meet customer demands. Management of ILNP anticipated this shortage and implemented an aggressive purchasing program of these gases. ILNP was able to secure significant supplies of raw material through its intricate global supply system. Unlike many of our competitors, we are not only able to continue fulfillment of our contractual obligations, but possess the ability to increase the level of the business in the face of worldwide shortages.

> Bottom-line profits are expected to exceed **$3,800,000** over the next 12 months.

The chart below depicts the multiple inflows that are creating tremendous profits for ILNP.



GLOBAL SUPPLIES
PURCHASE
PROFIT
ISO
PURCHASE
PROFIT
MANUFACTURING
PURCHASE
PROFIT
ILNP
THE OTHER GAS
REVENUE ON TARGET TO EXCEED $100 MILLION
PURCHASE
PROFIT
ACQUISITION IN CLOSING PROCESS
PURCHASE
PROFIT
UPCOMING ACQUISITION
PURCHASE
PROFIT
FUTURE ACQUISITIONS

ILNP
THE OTHER GAS



"The Other Gas"
over 500% Increase
COMMODITY COMPARISON CHART
HFCs
OIL
PLATINUM
NAT. GAS
GOLD
% OF CHANGE
60
55
40
30
20
10
0%
OCTOBER 2003 - FEBRUARY 2005
SOURCES: EIA.DOE.GOV, WRENRESEARCH.COM/AU/DOWNLOADS



ILNP
THE OTHER GAS

ISOs and Market Comparison

It is difficult to maintain a stable supply and price while running a business with a cost of goods that is 70% driven by a commodity. We believe the key to succeeding in the current shortage of "The Other Gas" is our ability to obtain this commodity in order to meet customer demand by worldwide sourcing. This involves an intricate balancing of domestic and international sources with transportation overseas, leading to investments in shipping containers that are commonly called "ISOs". These special containers that are required to meet rigorous governmental standards and are very expensive to manufacture.

At the senior operating level of our Company, we have an average of over 25 years of expertise in our respective businesses. This experience has enabled us to construct a reliable supply chain, allowing ILNP not only to meet current customer demands, but also to take and fill new customer orders. This supply chain should also become an important part of our sales and marketing efforts as effective product sourcing plays a key role in profits.

"The Other Gas" is significantly outperforming most other valuable commodities such as gold, platinum, oil and natural gas. ILNP converts and sells "The Other Gas" to its customers, believing it to be the hottest commodity on earth now and for some time to come. The computer electronics industry, which uses huge quantities of our gases, continues to see 7-8% annual growth. The automotive aftermarket, which also uses incredible quantities of our gases as a refrigerant for air-conditioners, continues to expand every year. In fact, this year is shaping up to a record year in the automotive industry.

> Because of aggressive futures purchases and ISO contracts, ILNP is on pace to realize **$45,000,000** in revenue without additional planned acquisitions.

ILNP is setting a clear path to continue its trend of profit growth through aggressive and forward thinking policies and practices. The senior leadership of ILNP has invested significant personal capital into the company and is committed to its long-term success. ILNP is poised to become a leading provider of converted R134a and R152a in America. Revenue and profits should begin to rise dramatically during this fiscal year as management continues to implement the business strategy currently in place.

With projected $35 million in revenues and a projected positive EPS, what should the current market value of this company be? Similar companies and industry sectors have EPS multiples of over 20 times.